Exhibit 99.1

Form 51-102F3

Material Change Report

1. Name and Address of Company

Axcan Pharma Inc.

597 Laurier Blvd.

Mont St-Hilaire, QC

J3H 6C4

2. Date of Material Change

November 29, 2007

3. News Release

Axcan Pharma Inc. (“Axcan” or the “Company”) issued a press release through Marketwire with respect to a material change on November 29, 2007. A copy of such press release is attached hereto as Schedule A and forms a part hereof.

4. Summary of Material Change

On November 29, 2007, Axcan announced that it has reached an agreement with an affiliate of TPG Capital (the “Purchaser”), whereby all of the outstanding common shares of Axcan will be acquired by the Purchaser for US$23.35 per share in cash.

5. Full Description of Material Change

On November 29, 2007, Axcan announced that it has reached an agreement with the Purchaser, whereby all of the outstanding common shares of Axcan will be acquired by the Purchaser for US$23.35 per share in cash. Axcan’s board of directors unanimously approved the agreement and recommends that Axcan’s shareholders vote in favour of the transaction. The transaction is to be carried out by way of statutory plan of arrangement and will be subject to the approval of 66-2/3% of the votes cast at a meeting of Axcan shareholders. Closing is subject to certain other customary conditions, including Québec Superior Court and regulatory approvals. The transaction is not subject to any financing condition. The transaction is expected to close in the first quarter of 2008.

Axcan has entered into an arrangement agreement with the Purchaser which contains terms and conditions typical for transactions of this nature and which prohibits Axcan from soliciting any competing offers. In certain circumstances, Axcan may terminate the arrangement agreement and change or withdraw its recommendation to shareholders to vote in favour of the plan of arrangement. In such an event and in certain other circumstances where the Purchaser’s offer is not completed, Axcan would be required to pay a termination fee to the Purchaser of US$30 million. A copy of the arrangement agreement is attached hereto as Schedule B and forms a part hereof.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Richard Tarte

General Counsel

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2012

9. Date of Material Change Report

December 4, 2007.

SCHEDULE A

Axcan Pharma Inc.
597, boulevard Lauier
Mont-Saint-Hilaire (Quebec)
Canada J3H 6C4

Tel.: (450) 467-2600
1-800-565-3255
Telec.: (450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	November 29, 2007
Press release for immediate distribution

AXCAN PHARMA INC. TO BE ACQUIRED BY TPG CAPITAL AND AFFILIATES

FOR US$1.3 BILLION OR US$23.35 PER SHARE IN CASH

MONT-SAINT-HILAIRE, QUEBEC — November 29, 2007 - Axcan Pharma Inc. (“Axcan”) (TSX:AXP - NASDAQ:AXCA), a leading pharmaceutical company focused on the treatment of gastrointestinal disorders, today announced that it has entered into an agreement for Axcan to be acquired by TPG Capital and its affiliates in an all-cash transaction with a total value of approximately US$1.3 billion.

Under the terms of the transaction, TPG Capital and its affiliates will acquire all of the common shares of Axcan for an offer price of US$23.35 per common share. The purchase price represents a 28 percent premium over the average trading price of Axcan’s common shares on November 28, 2007, the last trading day on the NASDAQ prior to this announcement. Axcan anticipates that the transaction will be completed in the first calendar quarter of 2008.

The board of directors of Axcan has unanimously approved the agreement and recommends that shareholders vote to accept the offer.

“This transaction provides compelling value and certainty to our shareholders. Our Board of Directors believes that this is the best way to maximize value while providing the company with long-term partners who share our commitment to patients and employees,” said Frank Verwiel, M.D., president and CEO of Axcan. “TPG’s investment recognizes the critical contribution that Axcan’s professionals have made over the past 25 years. As an independent, private company with strong backing from TPG, we will be able to continue our focus on the development of innovative, high-quality medical products and become an even stronger partner to health professionals in the gastrointestinal arena.”

“We are pleased to invest in the leading pharmaceutical company specializing in the treatment of gastrointestinal illnesses. We look forward to supporting this excellent management team and workforce in growing the company’s global distribution capabilities and product line. Axcan will be an important addition to TPG Capital’s broad healthcare portfolio,” said Todd Sisitsky, Partner, TPG Capital.

The transaction will be financed through a combination of equity contributed by TPG Capital and its affiliates and debt financing that has been committed by Bank of America and HSBC. The transaction is not contingent on financing commitments.

Completion of the transaction is subject to the affirmative vote of Axcan shareholders and other customary conditions, including regulatory approvals. The arrangement agreement contains customary provisions including the payment of a break-up fee in the event of termination in certain circumstances. Following the completion of the transaction, the Company’s stock will be de-listed and no longer trade publicly. The Company’s headquarters will remain in Québec, Canada.

A proxy circular detailing the rationale for recommending the offer to shareholders will be prepared and mailed to shareholders in the month of December. Shareholders are urged to read the proxy circular once it is available. Shareholders will be asked to vote on the transaction at a special meeting, the details of which will be announced at a later date.

A material change report, which provides more details on the transaction, will be filed with the Canadian securities commissions and with the U.S. Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov.

Merrill Lynch & Co. is financial advisor to Axcan. Stikeman Elliott LLP and Latham & Watkins LLP are legal counsel to Axcan. Bank of America is providing financial advice to TPG and Ropes & Gray LLP and Davies Ward Phillips & Vineberg LLP are providing legal advice to TPG.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG CAPITAL

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital seeks to invest in world-class franchises across a range of industries, including healthcare (Biomet, Fenwal, IASIS Healthcare, Oxford Health Plans, Parkway Holdings, Quintiles Transnational, Surgical Care Affiliates), retail/consumer (Debenhams, Ducati, J. Crew, Myer, Neiman Marcus, Petco, TOMY Company), travel (America West, Continental, Hotwire, Sabre), media and communications (Alltel, Avaya, Findexa, Hanaro Telecom, MGM, TIM Hellas), industrials (Altivity Packaging, British Vita, Energy Future Holdings (formerly TXU), Grohe, Kraton Polymers, Texas Genco), technology (Freescale Semiconductor, Lenovo, MEMC, ON Semiconductor, Seagate, SunGard) and financial services (Ariel Reinsurance, Fidelity National Information Services, LPL Financial Services, Shenzhen Development Bank, Taishin Holdings), among others. Please visit www.tpg.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements relating to the proposed acquisition of Axcan Pharma Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required Axcan shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Arrangement Agreement to be filed by Axcan Pharma Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

SCHEDULE B

ATOM INTERMEDIATE HOLDINGS INC.

as Purchaser

and

AXCAN PHARMA INC.

as Company

ARRANGEMENT AGREEMENT

November 29, 2007

(i)

(ii)

SCHEDULE “A”	PLAN OF ARRANGEMENT

SCHEDULE “B”	SPECIAL RESOLUTION

SCHEDULE “C”	REGULATORY APPROVALS

SCHEDULE “D”	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SCHEDULE “E”	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(iii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of November 29, 2007,

B E T W E E N:

Atom Intermediate Holdings Inc., a corporation incorporated under the laws of Delaware (the “Purchaser”)

- and -

Axcan Pharma Inc., a corporation existing under the laws of Canada (the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1            Definitions

In this Agreement, unless something in the subject matter or the context is inconsistent therewith:

“1933 Act” means the United States Securities Act of 1933;

“1934 Act” means the United States Securities Exchange Act of 1934;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction between or involving only the Company and/or one or more of its direct or indirect wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or joint actors (other than any Purchaser Party) relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of the Company and its Subsidiaries or 20% or more of any voting or equity securities of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company, (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Company;

 “affiliate” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Agreement” means this arrangement agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“AMF” means the Autorité des marchés financiers, and includes any successor thereto;

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, national, state, provincial, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, as amended unless expressly specified otherwise, that is binding upon or applicable to such Person;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 10.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule “B” hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Board” means the board of directors of the Company as the same is constituted from time to time;

“Break-Up Fee” has the meaning ascribed thereto in Section 10.5(4);

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in Montréal, Québec or New York, New York are closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 9.1(1)(c)(i);

“Code” means the United States Internal Revenue Code of 1986;

“Collective Agreements” has the meaning ascribed thereto in paragraph (p) of Schedule “D”;

“Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule “E”;

“Common Shareholders” means the registered or beneficial holders of Common Shares, as the context requires;

“Common Shares” means the common shares in the capital of the Company, as currently constituted;

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2006 and the footnotes thereto;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Common Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Current Public Disclosure Record” means (i) the annual information form of the Company dated December 29, 2006 for the fiscal year ended September 30, 2006, (ii) the audited consolidated financial statements of the Company as at and for the fiscal years ended September 30, 2006 and 2005, including the notes thereto and the management’s discussion and analysis thereof, (iii) the unaudited interim consolidated financial statements of the Company as at and for the three month periods ended December 29, 2006, March 30, 2007 and June 30, 2007, including the notes thereto and the management’s discussion and analysis thereof, (iv) the management proxy circular of the Company dated January 22, 2007; and (v) any documents of the type referred to above of the Company filed with the Securities Authorities, in between the signing of this Agreement and the Effective Date;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Purchaser;

“Company Employees” means the employees of the Company and its Subsidiaries;

“Company Exclusively Licensed IP” has the meaning ascribed thereto in paragraph (t) of Schedule ”D”;

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2005 up until the date of this Agreement;

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

 “Competition Act” means the Competition Act (Canada);

 “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act (excluding information required by Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in a preliminary offering memorandum relating to the High Yield Financing, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, and (iv) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement using such financial statements to be declared effective by the SEC on the last day of the Marketing Period and (B) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort from the Company’s independent auditors on the financial information contained in any offering document, private placement memorandum, prospectus or similar document, including, without limitation, customary negative assurances comfort and change period comfort, to consummate any High Yield Financing on the last day of the Marketing Period;

“Confidentiality Agreement” means the confidentiality agreement dated June 26, 2007 between the Equity Sponsor and the Company pursuant to which the Equity Sponsor and the Purchaser have been provided with access to confidential information of the Company, as amended from time to time in accordance with its terms;

 “Consideration” means an amount of US$23.35 in cash per Common Share;

“Contract” means any legally binding contract, agreement, license, franchise, lease, arrangement or commitment (written or oral) to which the Company or any of its Subsidiaries is a party;

“Court” means the Québec Superior Court;

“Data Room” means the virtual data room established by the Company, the contents of which on the date of this Agreement are set forth in the index of documents that has been provided by the Company to the Purchaser;

“Debt Financing” means the financing contemplated by the Commitment Letter (including without limitation the debt financing contemplated by the Engagement

Letter referred to therein), as the same may be amended or replaced in accordance with the terms of this Agreement;

“Depositary” means Computershare Investor Services Inc.;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“D&O Insurance” has the meaning ascribed thereto in Section 6.1(2);

“DSUs” means deferred share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Plans” has the meaning ascribed thereto in paragraph (o) of Schedule “D”;

“Employee Savings Plans” means the Company’s Employee Stock Participation Plan for Canadian employees and the Company’s Employee Stock Purchase Plan for American employees, in each case as amended from time to time;

“Environmental Laws” means any Applicable Law relating to pollution and protection of human health (including worker health and safety) and the environment, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, Release or threatened Release of or exposure to Hazardous Materials;

“Environmental Permit” means any permit, license, approval, consent or authorization required or issued by any Governmental Authority under or in connection with any Environmental Law;

“Equity Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule “E”;

“Equity Sponsor” has the meaning ascribed thereto in paragraph (f) of Schedule “E”;

“Exchange” or “Exchanges” means the Toronto Stock Exchange and/or the NASDAQ Global Select Market, as applicable;

“executive officer” has the meaning ascribed thereto in National Instrument 51-102 – Continuous Disclosure Obligations;

“FDA” means the United States Food and Drug Administration;

“Filing Date” has the meaning ascribed thereto in Section 2.8;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“GAAP” means United States generally accepted accounting principles, as in effect from time to time;

“Governmental Authority” means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchanges;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated hereby under the HSR Act;

“Hazardous Material” means petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, and polychlorinated biphenyls; and any other chemical, material, substance or waste in any amount or concentration (i) which is now or hereafter becomes defined as or included in the definition of “hazardous substances”, hazardous materials”, hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances” or “toxic pollutants”, or words of similar import under any Environmental Law, or (ii) which is otherwise regulated under or for which liability can be imposed under Environmental Law;

“High Yield Financing” has the meaning ascribed thereto in Section 5.3

 “Indemnified Person” has the meaning ascribed thereto in Section 6.1(1);

“Intellectual Property” means all intellectual property, including the following: patents, trademarks, servicemarks, copyrights, applications for patents, trademarks, servicemarks, or copyrights, trade secrets and know-how;

“internal controls” has the meaning ascribed thereto in Rule 13a-15 of the 1934 Act;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act;

 “knowledge” means the actual knowledge of any of the individuals expressly identified for these purposes in the Company Disclosure Letter;

“Leased Real Property” has the meaning ascribed thereto in paragraph (r) of Schedule “D”;

“Lenders” has the meaning ascribed thereto in paragraph (f) of Schedule “E” hereto;

“Lien” means, with respect to any property or asset, any mortgage, lien, hypothec, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset;

“Marketing Period” means, unless otherwise agreed by the Parties, the first period of 10 consecutive Business Days after January 7, 2008, throughout and on the last day of which (a) Purchaser and its financing sources shall have the Required Information, including the Required Information with respect to the Company’s fiscal quarter ended December 31, 2007, and such Required Information shall be Compliant, (b) all conditions set forth in Section 8.1 and Section 8.2 (other than those that by their nature will not be satisfied until the Effective Time) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied assuming the Effective Time were to be scheduled for any time during such consecutive 10 Business Day period, and (c) the Company shall have provided all cooperation which it is obligated to provide under the terms of Section 5.3; provided, that, notwithstanding anything to the contrary above, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such consecutive 10 Business Day period, (x) the Company shall have announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will be deemed not to commence at the earliest unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, (y) the Company shall have failed to file any report with the applicable Securities Authorities when due, in which case the Marketing Period will be deemed not to commence unless and until all such reports have been filed, or (z) the Required Information would not be Compliant throughout and on the last day of such 10 Business Day period, in which case a new 10 Business Day period shall commence upon the Purchaser receiving updated Required Information that would be Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied throughout and on the last day of such new 10 Business Day period; and provided, however, that notwithstanding anything to the contrary above, if at the time of the Company Meeting the Purchaser and its financing sources have not received the Required Information, including the Required Information with respect to the Company’s fiscal quarter ended December 31, 2007, or if any of such Required Information is not Compliant, then each reference to “10 Business Day period” in this definition of “Marketing Period” shall be automatically replaced with “15 Business Day period”;

“Material Adverse Effect” means any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have an effect that, individually or in the aggregate, (i) is or would reasonably be expected to be material and adverse to the business, assets, financial condition or the results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of the Company to consummate the Arrangement, provided that the pendency of any litigation seeking to prohibit the consummation of the Arrangement shall be disregarded for the purposes of this paragraph (ii); except any such effect resulting from or arising in connection with: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in Applicable Law or any interpretation thereof by any Governmental Authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting the industry in which the Company and its Subsidiaries operate; (e) any natural disaster; (f) the announcement of this Agreement or of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their employees, financing sources, shareholders, vendors, distributors, customers or partners as a result of such announcement; (g) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade; (h) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (i) any approval, commercialization, introduction or availability of a generic, bioequivalent or therapeutically interchangeable product to any product marketed by or on behalf of the Company or any of its Subsidiaries and listed in Section 1.1 of the Company Disclosure Letter or any announcement by any Person of their intention to do so; (j)

any actions taken (or omitted to be taken) upon the written request of the Purchaser; or (k) any action taken by the Company or any of its Subsidiaries which is required pursuant to the Agreement (other than (i) pursuant to any requirement to operate in the ordinary course of business consistent with past practice or to make the representations and warranties of the Company accurate, or (ii) the consummation of the Arrangement); provided, however, that with respect to clauses (b), (c), (d) and (e), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contract” means any Contract (a) that limits or otherwise restricts in any material respect the activities of the Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the activities of the Company or any of its Subsidiaries from engaging or competing in any line of business in any location or with any Person, (b) that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (c) that is a material joint venture, alliance or partnership agreement, (d) that involves (i) upfront payments of at least $1,000,000, (ii) total anticipated payments over the term of the Contract, or committed research and development spending, of at least $1,000,000 in any given 12-month period or at least $2,500,000 in any given 24-month period, (e) that involves the sale or exclusive license of any material product of the Company or any Subsidiary thereof, or (f) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed or incorporated by reference in the Company Filings;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Merrill Opinion” means the opinion of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, financial advisor to the Board, dated the date of this Agreement;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Option” means an option to purchase Common Shares granted under any of the Stock Option Plans;

“Owned Real Property” has the meaning ascribed thereto in paragraph (r) of Schedule “D”;

“Outside Date” means May 29, 2008, or such later date as the Purchaser and the Company may agree in writing, provided that if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain all of the Regulatory Approvals, then either the Purchaser or the Company may from time to time elect in writing, provided that the Party so electing is then in compliance in all material respects with its obligations under the Agreement, to extend the Outside Date by a specified period of not less than five Business Days, provided that in aggregate such extensions shall not exceed 30 days, and provided further that the Outside Date may only be extended if the Party so extending the Outside Date reasonably believes that all of the Regulatory Approvals will be obtained prior to the Outside Date, as it may be so extended, and further provided that, if the Marketing Period has commenced or commences at the time that such Regulatory Approvals have been obtained, the Outside Date shall not occur prior to the 11th Business Day (or 16th Business Day in the event that the Marketing Period has been extended to 15 Business Days pursuant to the last proviso in the definition of Marketing Period) after such Marketing Period commences;

“Parties” means, collectively, the Purchaser and the Company, and “Party” means any of them;

“Permitted Liens” means: (i) the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and any statutory exceptions to title; (ii) inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others in respect of the construction, maintenance, repair, or operation or storage of real or personal property; (iii) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables); (iv) liens for Taxes in respect of real property; (v) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real property; (vi) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including (without limitation) subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements; (vii) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and (viii) Liens disclosed on public registers;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with Section 10.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Proceedings” means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative;

“Purchaser Parties” means the Purchaser and the Equity Sponsor;

“Regulatory Authority” means Health Canada, the FDA and foreign counterparts;

“Regulatory Approvals” means those material sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required to consummate the transactions contemplated by this Agreement, including those set forth in Schedule “C” hereto; and, for greater certainty, except for such consents, permits and other approvals required solely in connection with any Pre-Acquisition Reorganization or Purchaser’s financing of the transactions contemplated hereby;

“Representatives” has the meaning ascribed thereto in Section 5.2(1);

“Required Information” has the meaning ascribed thereto in Section 5.3

“Returns” means all reports, forms, elections, declarations, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns, filed or required to be filed with a Governmental Authority with respect to Taxes including without limitation any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“RSUs” means restricted share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“Sarbanes-Oxley Act” has the meaning ascribed thereto in paragraph (g) of Schedule “D”;

 “SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Québec);

“Securities Authorities” means the SEC, the AMF and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada;

“Securities Laws” means the Securities Act, the 1933 Act and all other applicable Canadian provincial and territorial, United States federal and state securities laws, rules and regulations and published policies thereunder;

“Stock Option Plans” means, collectively, the Company’s Stock Option Plan and the Company’s 2006 Stock Incentive Plan and any other existing stock option plan of the Company, in each case as amended from time to time;

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Superior Proposal” shall mean any written Acquisition Proposal: (i) to acquire not less than 50.1% of the outstanding Common Shares or assets or revenues of the Company on a consolidated basis, (ii) that the Board determines in its good faith judgment is reasonably capable of being completed, taking into account to the extent considered appropriate by the Board, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal,  (iii) that was not solicited by the Company or any of its representatives in contravention of Section 5.2 hereof and (iv) that the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions that are more favourable than those contemplated by this Agreement (after taking into account any modifications to this Agreement proposed by the Purchaser as contemplated by Section 5.2(5));

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means (a) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Authority, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, social security, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, harmonized sales, business license, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, product, capital, transfer, escheat, environmental, stamp, document, franchise, non-resident withholding, customs, payroll, recapture, employment, health fund, disability, severances, excise and property duties and taxes, and other taxes, duties, assessment of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, and any interest in respect of such penalties and additions, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 10.5(2); and

“Termination Fee Event” has the meaning ascribed thereto in Section 10.5(2).

Section 1.2            Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

Section 1.3            Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The term “made available” means that (i) copies of the subject materials were included in and were not removed from the Data Room on or prior to November 28, 2007, (ii) copies of the subject materials were provided to the Purchaser or any of the Purchaser Parties, or (iii) the subject material was listed in the Company Disclosure Letter and copies were provided to the Purchaser or any of the Purchaser Parties by the Company if requested. Any capitalized terms used in any Schedule or in the Company Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

Section 1.4            Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

Section 1.5            Entire Agreement

This Agreement and the schedules and exhibits hereto, together with the Company Disclosure Letter, the Equity Commitment Letter, the Confidentiality Agreement and the Equity Sponsor’s guarantee of certain obligations of the Purchaser hereunder, constitute the entire agreement between the Parties and/or their affiliates pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto and/or their affiliates. Except as expressly represented and warranted herein or in any other binding agreement relating hereto executed by the Parties or in any certificate furnished hereunder after the date hereof, no Party shall be considered to have given any other express or implied representations or warranties, including without limitation as a result of oral or written statements or management or other presentations or memoranda. The Parties acknowledge that in order to induce the

Company to enter into this Agreement, the Equity Sponsor has, contemporaneously with the execution and delivery of this Agreement, executed and delivered to the Company a guarantee of certain obligations of the Purchaser hereunder.

Section 1.6            Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.

Section 1.7            Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” or “US$” refers to U.S. dollars.

Section 1.8            Accounting Principles

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP, and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

Section 1.9            Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A”	–	Plan of Arrangement

Schedule “B”	–	Special Resolution

Schedule “C”	–	Regulatory Approvals

Schedule “D”	–	Representations and Warranties of the Company

Schedule “E”	-	Representations and Warranties of the Purchaser

ARTICLE 2

THE ARRANGEMENT

Section 2.1            Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2            Interim Order

The Company agrees that, as soon as reasonably practicable after the date hereof, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to

Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)           for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)           that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the Common Shareholders present in person or represented by proxy at the Company Meeting;

(c)           that, in all other respects, the terms, restrictions and conditions of the Company’s articles of amalgamation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)           for the grant of the Dissent Rights;

(e)           for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(f)            that the Company Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court.

Section 2.3            The Company Meeting

(1)           Subject to the terms of this Agreement, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles of amalgamation and by-laws and Applicable Laws on or before February 13, 2008, and not to propose to adjourn or postpone the Company Meeting:

(a)           except as required for quorum purposes or by Applicable Law;

(b)           except as required under Section 7.3 (2) of this Agreement; or

(c)           except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(2)           Subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, the Company will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including using proxy solicitation services and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(3)           The Company will consult with the Purchaser and the Purchaser’s representatives and legal counsel in setting the date of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.

(4)           The Company will advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(5)           The Company will promptly advise the Purchaser of any written notice of dissent or purported exercise by any Common Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to Applicable Laws, any written communications sent by or on behalf of the Company to any Common Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not settle any claims with respect to Dissent Rights without obtaining the prior written consent of the Purchaser.

Section 2.4            The Company Circular

(1)           Promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the CBCA, Securities Laws and other Applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Common Shareholder and other Persons as required by the Interim Order and Applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2)           The Company shall ensure that the Company Circular complies in all material respects with all Applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than, in each case, with respect to any information provided by the Purchaser Parties) and shall provide Common Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting. Subject to Section 5.2(6), the Company Circular will include the recommendation of the Board that Common Shareholders vote in favour of the Arrangement Resolution.

(3)           The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser Parties included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.

(4)           The Purchaser will furnish to the Company all such information concerning the Purchaser Parties and any financing sources, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular, and the Purchaser shall ensure that no such information will contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning the Purchaser Parties not misleading in light of the circumstances in which it is disclosed.

(5)           The Purchaser will indemnify and save harmless the Company, its Subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any Subsidiary or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)           any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by or on behalf of the Purchaser Parties for the purpose of inclusion in the Company Circular; and

(b)           any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Authority, based on any misrepresentation or any alleged misrepresentation in any information related solely to the Purchaser Parties and provided by the Purchaser Parties included in the Company Circular.

(6)           The Company and the Purchaser shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to it or a Purchaser Party) that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Common Shareholders and, if required by the Court or Applicable Laws, file the same with the Securities Authorities and as otherwise required.

Section 2.5            Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by Applicable Law, and subject to the terms of this Agreement, the Company shall, as soon as reasonably practicable thereafter, take all steps necessary or desirable to submit the Arrangement to the

Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

Section 2.6            Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by any Purchaser Party in connection therewith. The Company will provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments, provided that all information relating solely to the Purchaser Parties shall be in form and content satisfactory to the Purchaser, acting reasonably. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, proceedings and evidence served on the Company or its legal counsel in respect of the Arrangement, application for the Final Order or any appeal therefrom.

Section 2.7            Stock Compensation Plans

(1)           Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, each holder of Options, whether vested or unvested, will be entitled to receive from the Company in respect of each Option an amount equal to the Consideration less the applicable exercise price in respect of such Option, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2)           Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all DSUs and all RSUs will be acquired or cancelled by the Company for cash equal to the Consideration per DSU or RSU, as the case may be, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Section 2.8            Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached hereto as Schedule “A” and any amendments or variations thereto made in accordance with Section 10.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably. On the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to Applicable Law, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 8, unless another time or date is agreed to in writing by the Parties and immediately following the receipt of a written confirmation of the irrevocable wire of the funds referenced in Section 2.9, the Articles of Arrangement shall be filed by the Company with the Director; provided that the Company shall not file the Articles of Arrangement with the Director prior to the earlier of (i) a date during the Marketing Period specified by the Purchaser on no less than two Business Days’ notice to the Company, and (ii) the last day of the Marketing Period (such earlier date, the “Filing Date”). From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, Québec, or at such other location as may be agreed upon by the Parties.

Section 2.9            Payment of Consideration

The Purchaser will, on the Filing Date, subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the requirement at the time of funding into escrow that no event has occurred and no condition exists that would cause any condition set forth in Section 8.1 or Section 8.2 to fail to be satisfied assuming such time was the Effective Time), following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably and, in any event, be subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Article 8 at the Effective Time) to complete the payment in full of the aggregate Consideration to be paid by the Purchaser pursuant to the Arrangement.

Section 2.10         Withholding Rights

Each of Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement and the Plan of Arrangement to any holder of Common Shares, Options, DSUs, or RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the holder of the Common Shares, Options, DSUs or RSUs, in respect of which such deduction and withholding was made by Purchaser, the Depositary or the Company, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.1            Representations and Warranties of the Company

Except as disclosed in (i) filings described in items (i), (ii), (iii) and (iv) of the definition of the Company Current Public Disclosure Record (other than in risk factors or other forward-looking statements or language in such filings) filed before the date of this Agreement or (ii) the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule “D”.

Section 3.2            Survival of Representations and Warranties of the Company

The representations and warranties of Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1            Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Company as set forth in Schedule “E”.

Section 4.2            Survival of Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.1            Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set out in Section 5.1 of the Company Disclosure Letter, as required by the Agreement, or as required by Applicable Law or Governmental Authority, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to preserve intact in all material respects the present business organization of the Company and its Subsidiaries. Without limiting the generality of the foregoing, during such above-mentioned time period and subject to such above-mentioned exceptions, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed and, in any event, Purchaser shall respond within five days:

(a)           amend its articles of incorporation, articles of amalgamation, by-laws or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)           split, combine or reclassify any shares of the Company;

(c)           redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, except for the acquisition of shares of capital stock of any wholly-owned Subsidiary of the

Company by the Company or by any other wholly-owned Subsidiary of the Company;

(d)           issue, deliver, sell, or grant any Lien, or authorize the issuance, delivery sale or Lien, with respect to any shares of capital stock, or any options, warrants or similar rights exercisable for or convertible into such capital stock, of the Company or any of its Subsidiaries, other than in connection with: (i) the issuance of Common Shares on the exercise or termination of outstanding Options, or (ii) the issuance of any shares of capital stock of any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(e)           acquire (by merger, consolidation, acquisition of stock or assets, in-licensing of intellectual property or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $5 million, other than for greater certainty ordinary course procurement contracts or the acquisition of inventory or other assets for resale or use by the Company and/or any of its Subsidiaries or their respective customers in connection with the ordinary course operation of their businesses;

(f)            sell, lease or otherwise transfer (including by out-licensing of intellectual property), in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, having a cost or proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of $5 million, other than, for greater certainty, the sale, lease or other use or transfer of inventories and products in the ordinary course of business;

(g)           make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $5 million, in any other Person, other than the Company or any wholly-owned Subsidiary of the Company;

(h)           create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $5 million, other than (i) indebtedness owing by one Subsidiary of the Company to the Company or any Subsidiary of the Company or of the Company to another Subsidiary of the Company in the ordinary course consistent with past practice; (ii) in connection with the refinancing of indebtedness outstanding on the date hereof in an amount not to exceed the principal amount thereof outstanding on the date hereof; (iii) in connection with advances under the Company’s or any Subsidiary’s existing credit facilities described in the Company Disclosure Letter as of the date hereof; or (iv) indebtedness entered into in the ordinary course, consistent with past practice and not exceeding $5 million in the aggregate;

(i)            enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its Subsidiaries, from competing in any manner that is material to the Company in any location or with any Person, other than in connection with the renewal or extension of any existing agreements, licenses or arrangements on substantially similar terms;

(j)            except (x) as required by Applicable Law or by the terms of the Employee Plans or (y) in the case of clauses (ii) through (iv), with respect to Company Employees but not to directors or executive officers, in the course of ordinary business consistent with past practice, including in respect of year-end compensation: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any Company Employee, director or executive officer of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any Company Employee, director or executive officer of the Company or any of its Subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee, director or executive officer of the Company or any of its Subsidiaries; or (iv) increase compensation, bonus levels or other benefits payable to any Company Employee, director or executive officer of the Company or any of its Subsidiaries;

(k)           make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from the SEC, the AMF or any applicable Securities Authority;

(l)            pay, discharge, waive, satisfy, compromise, settle or agree to settle any suit, action, claim, proceeding or investigation, or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment not in excess, individually or in the aggregate, of $5 million, and in any case without the imposition of equitable or other relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; provided, however, that for greater certainty notwithstanding the foregoing, the Company shall not pay, discharge, waive, satisfy, compromise, settle or agree to settle any suit, action, claim, liability, obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) proceeding or investigation relating to this Agreement or the transactions contemplated hereby, or consent to the same;

(m)          enter into, renew, extend, materially amend, modify, waive any rights under or terminate any Material Contract or any contract required to be disclosed pursuant to subparagraph (u)(i) of Schedule “D”, except in the ordinary course of business consistent with past practice;

(n)           make, change, revoke or rescind any material Tax election or, settle or compromise any material liability for Taxes, file any amended Tax Return involving a material amount of additional Taxes (except as required by Law), enter into any closing agreement relating to a material amount of Taxes, surrender any right to claim a material Tax refund, or waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(o)           enter into, amend or modify any union recognition agreement, collective agreement or similar agreement with any trade union or representative body other than in the ordinary course of business consistent with past practice;

(p)           grant or commit to grant a license or otherwise transfer any Company Owned IP or rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to wholly-owned Subsidiaries; or

(q)           agree, resolve or commit to do any of the foregoing.

Section 5.2                 Non-Solicitation

(1)           Except as expressly provided in this Section 5.2, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its Subsidiaries (collectively, “Representatives”): (i) solicit or initiate (including by furnishing information or entering into any Contract) any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any substantive discussions or negotiations with any Person (other than the Purchaser Parties) regarding an Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any

Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than 15 days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 5.2(1)); or (v) accept, approve, endorse or enter into, or publicly propose to accept, approve, endorse or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.2(3) and other than any public disclosure by the Company of any action taken pursuant to Section 9.1(1)(d)(i)).

(2)           Except as otherwise provided in this Section 5.2, the Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, the Company will discontinue access to the Data Room (and not establish or allow access to any other data rooms, (virtual or otherwise) or otherwise furnish information) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information regarding the Company and its Subsidiaries previously provided to any such Person or any other Person and will request, to the extent that it is entitled to do so (and exercise all rights it has to require), the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Company and its Subsidiaries. The Company agrees that neither it, nor any of its Subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its Subsidiaries is a party other than the standstill agreements set out in Section 5.2(2) of the Company Disclosure Letter.

(3)           Notwithstanding Section 5.2(1) and any other provision of this Agreement or of any other agreement between the Parties or between the Company and any other Person, including without limitation the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by Common Shareholders at the Company Meeting, the Company receives a written Acquisition Proposal, other than an Acquisition Proposal that resulted from a breach of this Section 5.2 by the Company, its Subsidiaries or Representatives, that the Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may:

(a)           furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal; and/or

(b)           enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that the Company shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without entering into a confidentiality agreement with such Person that contains provisions that are no less favourable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such agreement may contain a less restrictive or no standstill restriction and may specifically release such Person from any existing standstill restriction, (a correct and complete copy of which confidentiality agreement shall be provided to the Purchaser before any such non-public information is provided) and provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its Subsidiaries from complying with this Section 5.2, and will promptly provide to the Purchaser any material non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

(4)           The Company shall promptly (and in any event within 48 hours) notify the Purchaser orally and in writing in the event it receives a written Acquisition Proposal, including the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof, and shall, at the Purchaser’s reasonable request, inform the Purchaser as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms, of such Acquisition Proposal.

(5)           The Company shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement complying with Section 5.2(3)) unless (i) the Acquisition Proposal did not result from the wilful or intentional breach of this Section 5.2 by the Company or any Representative acting at the direction of or on behalf of the Company, (ii) the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal, (iii) the Company has provided the Purchaser with a copy of such Acquisition Proposal, (iv) a period (the “Matching Period”) of three Business Days has lapsed from the date (the “Notice Date”) that is the later of (a) the date the Purchaser received written notice of the Company’s proposed determination to take such action, and (b) the date the Purchaser received a copy of the Acquisition Proposal, (v) during the Matching Period, the Purchaser shall have the opportunity (but not an obligation) to offer to amend the terms and conditions of this Agreement such that the Acquisition Proposal would cease to be a Superior Proposal, (vi) after the Matching Period, the Board (a) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (vii) prior to or simultaneously with taking such action, the Company (a) terminates this Agreement pursuant to Section 9.1(1)(d)(i)

and (b) pays the Termination Fee pursuant to Section 10.5(2), and (viii) promptly following such termination, the Company enters into a definitive agreement with the Person making such Superior Proposal. Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 5.2(5), provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial three Business Day Matching Period and 48 hours after the Notice Date in respect of the new Acquisition Proposal.

(6)           Subject to Section 5.2(5) in the case of a Change in Recommendation relating to an Acquisition Proposal, nothing contained in this Agreement, including Section 5.2(1), shall prohibit the Board from making a Change in Recommendation or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such Change in Recommendation or make such disclosure would be inconsistent with the Board’s exercise of its fiduciary duties or such Change in Recommendation or disclosure is otherwise required under Applicable Law (including without limitation its obligations under Rules 14e-2 and 14d-9 under the 1934 Act and by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws), provided that for greater certainty in the event of a Change of Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 9.1(1)(c)(i), the Company shall pay the Termination Fee as required by Section 10.5(2). The Board may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least two Business Days prior written notice of its intention to make such Change in Recommendation, provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under Section 5.2(5). In addition, nothing contained in this Agreement shall prevent the Company or the Board from calling and holding a meeting of Shareholders, or any of them, requisitioned by Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with Applicable Laws.

Section 5.3                 Assistance with Purchaser Financing

The Company will, and will cause its Subsidiaries to, and use its commercially reasonable efforts to cause its and their Representatives to, provide such co-operation to the Purchaser and its financing sources as the Purchaser may reasonably request and that is necessary, customary or advisable in connection with the arrangements by the Purchaser to obtain the Debt Financing (provided that such request is made on reasonable notice and such co-operation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by the Company or its Subsidiaries of their other obligations hereunder), including as so requested: (a) participating in a reasonable number of meetings, drafting sessions, presentations, road shows, due diligence sessions and sessions with rating agencies, (b) assisting the Purchaser and the Lenders in the preparation of (i) necessary, customary or advisable offering and marketing documents and materials required in connection with the Debt Financing (provided that any private placement memoranda or prospectuses in relation to debt securities need not be issued by the Company or any of its

Subsidiaries) and (ii) necessary, customary or advisable materials for rating agency, lender and investor presentations, (c) cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with the Debt Financing, (d) participating in presentations to the Lenders, facilitating direct contact between the Company’s senior management and the potential lenders and investors in the Debt Financing, using commercially reasonable efforts to ensure that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries, (e) cooperating with the Purchaser to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and its Subsidiaries (or requiring action or cooperation by the Company and its Subsidiaries); (f) having officers of the Company execute, without personal liability, any reasonably necessary officer’s certificates or management representation letters to the Company’s accountants to issue reports with respect to the financial statements to be included in any offering or marketing documents and materials to the extent customary for similar offerings or marketing efforts and solvency certificates or other certificates customarily requested by lenders in transactions of this type, (g) providing advance estimates of payout amounts in respect of existing indebtedness of the Company and its Subsidiaries that Purchaser proposes to repay on the Effective Date and cooperating with Purchaser in requesting releases and discharge of Liens securing indebtedness that Purchaser proposes to repay on the Effective Date, (h) executing and delivering, as of the Effective Time, any pledge and security documents, guarantees, currency or interest hedging arrangements or other definitive financing documents or other certificates and documents as may be reasonably requested by the Purchaser or otherwise facilitating the pledging of collateral as may be reasonably requested by the Purchaser; (i) preparing and furnishing the Purchaser and its financing sources as promptly as reasonably practicable financial statements prepared in accordance with GAAP, pro forma financial information, financial data, audit reports, and other information regarding the Company and the Subsidiaries as may be reasonably requested by Purchaser, including of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1 (or any successor form) under the Securities Act, and of the type and form, and for the periods, customarily included in offering documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities (the “High Yield Financing”), in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (but in any event including such information with respect to the Company’s fiscal quarter ended December 31, 2007 unless such information has become stale), all of which shall be Compliant (all information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”), (j) reasonably assisting Purchaser in obtaining customary accountants’ comfort letters and accountants’ consents from the Company’s independent auditors as reasonably requested by the Purchaser in connection with obtaining the Debt Financing, (k) taking commercially reasonable actions necessary to (A) permit the Lenders to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Debt Financing, provided that no right of any lender, nor obligation of the Company or any of its Subsidiaries, thereunder shall be effective until the Effective Time, and (l) taking all corporate actions, subject to the Effective Time, reasonably requested by the Purchaser that are necessary, customary or advisable to permit the marketing and consummation of the Debt Financing and to permit the proceeds thereof to be made available to Purchaser immediately at or after the Effective Time. Notwithstanding the foregoing, none of the Company nor any Subsidiary of the Company will be required to (a) pay any commitment or other similar fee or incur any other liability in connection with any debt financing prior to the Effective Time or incur any out-of-pocket expenses in connection with the Debt Financing unless reimbursed by the Purchaser in accordance with this Section or (b) commit to take any action that is not contingent on the consummation of the transactions at the Effective Time or (c) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any material trade secrets or similar information or violate any material obligations of the Company or any other Person with respect to confidentiality. All material, non-public information regarding the Company and its Subsidiaries provided to the Purchaser or its Representatives pursuant to this Section 5.3 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential investors and lenders and their respective representatives and rating agencies as required in connection with the Debt Financing subject to customary confidentiality protections. Nothing contained in this Section 5.3 or otherwise shall require the Company to be an issuer or other obligor with respect to the Debt Financing prior to the Effective Date. The Purchaser agrees to indemnify the Company, its affiliates and their respective officers, directors and employees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (other than any such liability of the Company under this Agreement) suffered or incurred by any of them in connection with any financing or potential financing by the Purchaser or any actions or omissions by any of them in connection with any request by the Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser (other than information to the extent prepared or furnished by the Company and relating to the Company and its Subsidiaries). The Purchaser will, promptly upon request by the Company (from time to time), reimburse the Company for all reasonable out-of-pocket costs (including legal fees) incurred by the Company or its Subsidiaries, its affiliates and their respective officers, directors and employees in connection with any of the foregoing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including logos and marks.

Section 5.4            Pre-Closing Reorganizations

Upon the reasonable request by the Purchaser, the Company shall, at the expense of the Purchaser, use its commercially reasonable efforts to: (a) effect such reorganizations of its business, operations and assets, or those of any of its Subsidiaries as Purchaser may request (each a “Pre-Acquisition Reorganization”) and (b) co-operate with Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided, however, that the Company need not effect any Pre-Acquisition Reorganization which, in the opinion of the Company, acting reasonably, (i) would require the Company to obtain the approval of the Company’s shareholders in respect of such Pre-Acquisition

Reorganization other than at the Company Meeting, (ii) would prejudice the Company’s shareholders in any respect, or (iii) would delay, impair or impede the completion of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and the Company (and, where relevant, its Subsidiaries) shall co-operate and use commercially reasonable efforts to prepare, at the expense of the Purchaser, prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, immediately prior to the Effective Date. The Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, it being acknowledged by the Purchaser that these actions could require the consent of third parties under applicable Contracts. No Pre-Acquisition Reorganization will be made effective unless (a) the Purchaser shall have waived or confirmed in writing the satisfaction of all conditions in its favour under Section 8.1 and Section 8.2 (other than satisfaction of conditions that, by their terms, cannot be satisfied until the Effective Time) and shall have confirmed in writing that it is prepared to promptly and without condition (other than satisfaction of the condition contemplated by Section 8.2(a)) proceed to effect the Arrangement, and (b) the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives shall have received an indemnity, in form and substance satisfactory to the Company, acting reasonably, from the Purchaser Parties from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization.

Section 5.5            Certain Events

If on or after the date hereof, the Company should declare, set aside or pay any dividend or other distribution, other than in connection with any Pre-Acquisition Reorganization, then the Purchaser may make such related adjustments as it deems appropriate to the Consideration.

ARTICLE 6

COVENANTS OF THE PURCHASER PARTIES

Section 6.1            Director and Officer Liability

(1)           From and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under Applicable Law (and to also advance expenses as incurred to the fullest extent permitted under Applicable Law), each present and former director and officer of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses

(including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Indemnified Person’s service as a director or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither the Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment involving the payment of moneys by an Indemnified Person not fully covered by applicable insurance or this indemnification or involving the imposition of non-monetary remedies against an Indemnified Person in any Proceeding or investigation or threatened Proceeding involving or naming the Indemnified Person or arising out of or related to the Indemnified Person’s service as a director, officer or employee of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person.

(2)           Prior to the Effective Time, the Company shall and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time, to obtain and fully pay a single premium for the extension of the directors’ and officers’ liability coverage of the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the Company’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby). If the Company for any reason fails to obtain such “run off” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s and its Subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof.

(3)           If the Company or the Purchaser or any of their successors or assigns shall:

(a)           amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity; or

(b)           transfer all or substantially all of its properties and assets to any Person or Persons,

then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 6.1.

(4)           The rights of the Indemnified Persons under this Section 6.1 shall be in addition to any rights such Indemnified Persons may have under the constating or other charter or governance documents of the Company or any of its Subsidiaries, or under any Applicable Law or under any Contract of any Indemnified Person with the Company or any of its Subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the constating documents of the Company or any Subsidiary of the Company or any Contract between such Indemnified Person and the Company or any of its Subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(5)           This Section 6.1 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

Section 6.2            Interim Period Consents

The Purchaser will, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 5.1, and will ensure that such persons will respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.

Section 6.3            Purchaser Financing

Subject to all of the terms and conditions hereof:

(1)           Without limiting the generality of Section 7.1, the Purchaser will use its commercially reasonable efforts to satisfy, on a timely basis, all the conditions precedent (to the extent within the control of the Purchaser or requiring action or cooperation by the Purchaser) and to consummate the financings contemplated by the Commitment Letter and Equity Commitment Letter that are within its control and, upon breach, will enforce its rights under the Commitment Letter and Equity Commitment Letter;

(2)           The Purchaser will use its commercially reasonable efforts to negotiate and enter into definitive credit or loan or other agreements and all other documentation with respect to the financings contemplated in this Section 6.3 as may be necessary for the Purchaser to obtain such funds, on the basis described in this Section 6.3 and otherwise on terms and conditions no less favourable than the Commitment Letter  (including the “Flex Provisions” of the related Fee Letter) and the Equity Commitment Letter, and otherwise: (a) subject only to such other conditions precedent as are acceptable to the Company; or (b) on terms and conditions which do not impair the ability of the Purchaser to perform its obligations hereunder or to effect the Arrangement, as soon as reasonably practicable but in any event prior to the Outside Date. The Purchaser will deliver to the Company correct and complete copies of such executed definitive agreements and documentation promptly when available and drafts thereof from time to time upon request by the Company;

(3)           The Purchaser will keep the Company reasonably informed with respect to all material activity concerning the status of the financings referred to in this Section 6.3 and will give the Company prompt notice of any material change with respect to any such financings. Without limiting the generality of the foregoing, the Purchaser agrees to notify the Company promptly upon becoming aware, if at any time prior to the Effective Time: (a) the Commitment Letter or the Equity Commitment Letter referred to in this Section 6.3 will expire or be terminated for any reason, (b) any material default or breach on the part of the Purchaser under any material term or condition of the Commitment Letter or the Equity Commitment Letter or definitive agreement or documentation referred to in this Section 6.3 or if the Purchaser reasonably believes that it will be unable to satisfy, on a timely basis, any term or condition of any funding referred to in this Section 6.3 to be satisfied by it, that in each case would reasonably be expected to impair the ability of the Purchaser to consummate the financing; or (c) any financing source that is a party to the Commitment Letter or the Equity Commitment Letter advises the Purchaser or any Purchaser Party in writing that such source either no longer intends to provide or underwrite any financing referred to in this Section 6.3 on the terms set forth in the Commitment Letter or the Equity Commitment Letter, as applicable, or requests amendments or waivers thereto that are or could reasonably be expected to be materially delay or prevent the completion by the Purchaser of the transactions contemplated by this Agreement;

(4)           The Purchaser shall be permitted to amend, modify, supplement, restate, supersede, substitute or replace the Commitment Letter or the Equity Commitment Letter or any definitive agreement or documentation referred to in this Section 6.3 or otherwise modify, alter or replace one or more debt financing facilities or securities in a manner not less beneficial in the aggregate to the Purchaser and, with respect to conditionality, on terms at least as favorable as those in the Commitment Letter and the Equity Commitment Letter as in effect on the date of this Agreement); provided that the Purchaser shall not permit any amendment, modification, supplement, restatement, substitution, alteration, or replacement that would reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement, in each case without the prior written consent of the Company;

(5)           If the Commitment Letter or the Equity Commitment Letter is terminated or modified in a manner materially adverse to the Purchaser’s ability to complete the transactions contemplated by this Agreement for any reason (other than breach of the Company’s obligations under Section 5.3), the Purchaser will use its commercially reasonable efforts to obtain, as promptly as practicable, and, once obtained, provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Commitment Letter and/or the Equity Commitment Letter, as the case may be, on a basis that is not subject to any condition precedent other than the conditions precedent contained in the Commitment Letter or the Equity Commitment Letter, as the case may be, and otherwise on terms and conditions not less favourable to the Purchaser (as determined in the reasonable judgment of the Purchaser). Any such replacement commitments will be deemed to constitute the Commitment Letter or Equity Commitment Letter, as the case may be, for the purposes of this Section 6.3 and Section 5.3;

(6)           For greater certainty, all material non-public or otherwise confidential information regarding the Company obtained by the Purchaser or its representatives (including without limitation the Lenders and any of their representatives or advisors or any Purchaser Party) pursuant to Section 5.3 is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement; provided the Purchaser shall be entitled to provide such information to its Lenders and investors in its debt financing and their respective representatives and rating agencies, subject to the confidentiality conditions set forth in the Confidentiality Agreement; and

(7)           Notwithstanding anything to the contrary herein or otherwise, the Purchaser shall have no obligation to consummate the Arrangement or to cause the lenders or any other Persons providing the financing to fund the financing required to consummate the Arrangement prior to the end of the Marketing Period (subject to compliance by the Company with its obligations under Section 5.3). The Purchaser acknowledges and agrees that its obtaining financing is not a condition to any of its obligations hereunder.

ARTICLE 7

MUTUAL COVENANTS

Section 7.1            Regarding the Arrangement

(1)           Subject to the terms and conditions of this Agreement, the Purchaser and the Company shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including:

(a)           preparing and filing as promptly as practicable all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their commercially reasonable efforts to obtain and maintain such Regulatory Approvals;

(b)           using commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(c)           carrying out the terms of the Interim Order and Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which Applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

(2)           The Parties shall co-operate in the preparation of any application for the Regulatory Approvals. In connection with the foregoing, each Party shall furnish, on a timely basis, and in any event within ten days of a request for same by the other Party or by any Governmental Authority, all information as may be reasonably required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing will contain a misrepresentation.

(3)           Subject to Applicable Laws, the Purchaser and the Company shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Authority in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings.

(4)           Each of the Purchaser and the Company will promptly notify the other if at any time before the Effective Time it becomes aware that:

(a)           any application for a Regulatory Approval or other filing under Applicable Laws made in connection with this Agreement, the

Arrangement or the transactions contemplated herein contains a misrepresentation by such Party; or

(b)           any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained such a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties will cooperate in the preparation of such amendment or supplement as required.

Section 7.2            Public Communications

None of the Company or the Purchaser Parties shall, and each shall cause its respective representatives not to, issue any press release or otherwise make any disclosure relating to this Agreement or the Arrangement without the consent of the Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Parties’ overriding obligation to make any disclosure or filing required under Applicable Laws, and in such circumstances the disclosing Party shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

Section 7.3            Notice and Cure Provisions

(1)           Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)           cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

 (b)          result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

(2)           The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 9.1(1)(c)(ii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 9.1(1)(d)(ii) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is 30 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Section 7.4            Access to Information; Confidentiality

(1)           From the date hereof until the earlier of the Effective Time and the termination of this Agreement, the Company shall:

(a)           give to the Purchaser and its representatives (including its financing sources) reasonable access to the offices, properties, books and records of the Company and its Subsidiaries; and

(b)           furnish to the Purchaser and its representatives (including its financing sources) such financial and operating data and other information as such Persons may reasonably request.

(2)           Any investigation pursuant to this Section 7.4 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Neither the Purchaser nor any of its representatives will contact officers or employees of the Company or any of its Subsidiaries except after prior approval of Richard Tarte, which approval shall not be unreasonably withheld, conditioned or delayed.

(3)           Notwithstanding Section 7.4(1) or any other provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would violate Applicable Law or jeopardize any privilege claim by the Company or any of its Subsidiaries and provides the Purchaser with notice that it is withholding information in reliance upon this Section 7.4(3) together with a general description of the subject matter of such information (it being understood that, if reasonably requested by the Purchaser, the Parties shall make appropriate substitute disclosure arrangements to cause such information to be provided, if reasonably practicable, in a manner that is not reasonably likely to violate any such Applicable Law or jeopardize any such privilege claim by the Company or any of its Subsidiaries).

(4)           For greater certainty, the Purchaser Parties shall treat, and shall cause their respective representatives to treat, all information furnished to the Purchaser Parties or any of such representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser Parties acknowledge and agree that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 7.5            Employee Matters

From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment and other agreements with current or former employees and Employee Plans in accordance with their terms as in effect immediately before the Effective Time; provided that no provision of this Section 7.5 shall preclude the Company from terminating or amending any Employee Plan in accordance with its terms nor give any employees of the Company or any of its Subsidiaries any right to continued employment nor impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any employees.

ARTICLE 8

CONDITIONS

Section 8.1            Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, as of the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)           the Arrangement Resolution shall have been approved and adopted by the Common Shareholders at the Company Meeting in accordance with the Interim Order;

(b)           the Interim Order and the Final Order shall each have been obtained on terms consistent with the Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and the Purchaser, acting reasonably, on appeal or otherwise;

(c)           no Applicable Law shall be in effect that prohibits the consummation of the Arrangement;

(d)           the Regulatory Approvals shall have been obtained; and

(e)           this Agreement shall not have been terminated in accordance with its terms.

Section 8.2            Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):

(a)           all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)           the representations and warranties of the Company contained in paragraphs (a), (b) and (e) of Schedule “D” shall be true and correct as of the Effective Time (except, in the case of paragraph (e) of Schedule “D”, to the extent all mistakes therein do not result in losses to the Purchaser in excess of $1 million in the aggregate). The other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the above as at the Effective Date; and

(c)           since the date of this Agreement, there has not been any Material Adverse Effect, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date.

Section 8.3            Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)           all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Time, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)           the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects), and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Time, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)           the Purchaser shall have deposited or caused the Purchaser Parties to have deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) in accordance with Section 2.9 the funds required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement and the Depositary shall have confirmed to the Company receipt of these funds.

Section 8.4            Satisfaction of Conditions

The conditions precedent set out in Section 8.1, Section 8.2 and Section 8.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director with the consent of the Parties and in accordance with the terms of this Agreement. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is so issued by the Director.

ARTICLE 9

TERMINATION

Section 9.1            Termination

(1)           This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Common Shareholders and/or the Court):

(a)           by mutual written agreement of the Company and the Purchaser; or

(b)           by either the Company or the Purchaser, if:

(i)            the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)           after the date hereof, there shall be enacted or made any Applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such Applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)          the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)           by the Purchaser, if:

(i)            prior to obtaining the approval of the Arrangement Resolution by the Common Shareholders, the Board withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the approval or recommendation of the Board of the Arrangement (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than 15 days following the formal announcement thereof shall not be considered a Change in Recommendation); or

(ii)           a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied; or

(iii)          the Board authorizes the Company, in accordance with the mechanisms contemplated by this agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.2(3)) concerning a Superior Proposal; or

(d)           by the Company, if:

(i)            the Board authorizes the Company, in accordance with the mechanisms contemplated by this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by  Section 5.2(3)) concerning a Superior Proposal;

(ii)           a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied; or

(iii)          the Purchaser does not provide the Depositary with sufficient funds to complete the transactions contemplated by the Agreement as required pursuant to Section 2.9.

(2)           The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(1)(a)) shall give notice of such termination to the other Party.

Section 9.2            Effect of Termination

If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant, affiliate or representative of such Party) to any other Party hereto, except that the provisions of this Section 9.2 and Section 5.3 (other than the first sentence thereof), Section 6.3(6), Section 7.4(4), Section 10.2, Section 10.3, Section 10.4, Section 10.5, Section 10.7, Section 10.8, Section 10.9, Section 10.10 and Section 10.12 shall survive any termination hereof pursuant to Section 9.1(1).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1         Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and Applicable Laws, without limitation:

(a)           change the time for performance of any of the obligations or acts of the Parties;

(b)           waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)           waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)           waive compliance with or modify any mutual conditions precedent herein contained.

Section 10.2         Waiver

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3         Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)           if to the Purchaser:

c/o TPG CAPITAL, L.P.

301 Commerce Street

Suite 3300

Forth Worth, Texas  76102

Fax:  (817) 871-4001

Attention: Clive Bode, Esq. and Todd Sisitsky

with a copy (which shall not constitute notice) to:

ROPES & GRAY LLP

One International Place

Boston, MA 02110

Fax: (617) 951-7050

Attention: Newcomb Stillwell and William Shields

(b)           if to the Company:

597, boul. Laurier

Mont St-Hilaire, Québec   CANADA   J3H 6C4

Fax:  (450) 464-9979

Attention: Frank Verwiel and Richard Tarte

with a copy (which shall not constitute notice) to:

STIKEMAN ELLIOTT LLP

1155 René-Lévesque Blvd. West, 40th Floor

Montréal, Québec   CANADA  H3B 3V2

Fax:  (514) 397-3222

Attention: Edward B. Claxton and Benoît C. Dubord

and

LATHAM & WATKINS LLP

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, IL   U.S.A. 60606-6041

Fax:  (312) 993-9767

Attention: Thomas E. Keim, Jr.

Section 10.4         Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein, and shall be construed and treated in all respects as a Québec contract; provided, however, that the term “Material Adverse Effect” shall be governed by and construed in accordance with the law of New York State. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement and the Arrangement.

Section 10.5         Expenses and Termination Fees

(1)           Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(2)           If a Termination Fee Event occurs, the Company shall pay to or as directed by the Purchaser (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 10.5(3). For the purposes of this Agreement, “Termination Fee” means $30 million, less the amount of any non-resident withholding required by Applicable Laws relating to Taxes which is concurrently remitted by the Company to the relevant Governmental Authority and less any amounts previously reimbursed by the Company to Purchaser pursuant to Section 10.5(5), and “Termination Fee Event” means:

(a)           the termination of this agreement by the Purchaser pursuant to Section 9.1(1)(c)(i) or Section 9.1(1)(c)(iii) or by the Company pursuant to Section 9.1(1)(d)(i); or

(b)           the termination of this agreement by either the Company or the Purchaser pursuant to Section 9.1(1)(b)(i) or Section 9.1(1)(b)(iii), but only if, in the case of this paragraph (b): (i) prior to the Company Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than the Purchaser; and (ii) such Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive agreement with respect to such Acquisition Proposal is entered within such 365-day period and such Acquisition Proposal is consummated, provided that for the purpose of this Section 10.5(2)(b), all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”.

(3)           If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 9.1(1)(d)(i), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 9.1(1)(c)(i) or Section 9.1(c)(iii), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 10.5(2)(b), the Termination Fee shall be paid upon the earlier of the closing of the applicable acquisition referred to therein or upon the entering into of the applicable contract referred to therein.

(4)           In the event that:

(a)           this Agreement is terminated by the Company pursuant to Section 9.1(1)(b)(i), Section 9.1(d)(ii) or Section 9.1(1)(d)(iii) and the Purchaser shall have failed to obtain in full the financings contemplated by the Commitment Letter or Equity Commitment Letter;

(b)           all conditions set forth in Section 8.1 and Section 8.2 (other than those that by their nature will not be satisfied until the Effective Time or, in the case of termination pursuant to Section 9.1(d)(ii), conditions which shall have not been satisfied as a result of a breach or failure of Purchaser) have been satisfied;

(c)           no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 8.1 (other than, in the case of termination pursuant to Section 9.1(d)(ii), conditions which shall have not been satisfied as a result of a breach or failure of Purchaser) or Section 8.2 to fail to be satisfied assuming the Effective Time were to be scheduled for such time; and

(d)           the Marketing Period shall have been completed,

then, in any such case, the Purchaser will pay or will cause to be paid to the Company by wire transfer in immediately available funds to an account designated by the Company an amount equal to $35 million (the “Break-Up Fee”), less the amount of any non-resident withholding required by Applicable Law relating to Taxes which is concurrently remitted to the relevant Governmental Authority. Such payment will be due within two Business Days of such termination. In the event that the Break-Up Fee is available pursuant to this Section 10.5(4), and no other breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.3 to fail to be satisfied, the Break-Up Fee shall be the sole and exclusive remedy of the Company and its affiliates against the Purchaser or the Equity Sponsor arising from or in connection with this Agreement or arising from or in connection with any other claim or cause of action.

(5)           In the event that this Agreement is terminated by the Purchaser or the Company pursuant to Section 9.1(1)(b)(iii) or by the Purchaser pursuant to Section 9.1(1)(c)(ii), the Company shall pay, or cause to be paid, to the Purchaser all reasonable documented expenses, costs and fees of the Purchaser and its affiliates incurred in connection with the transactions contemplated hereby and related financings not to exceed $10 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of Purchaser’s provision of documentation in respect of such expenses.

(6)           Subject to Section 10.6, each of the Parties acknowledges that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 10.5 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Section 10.6         Injunctive Relief

The Company agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Notwithstanding anything else in this Agreement or otherwise, the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the

Purchaser Parties or to enforce specifically the terms and provisions of this Agreement or to obtain other equitable relief.

Section 10.7         Time of Essence

Time is of the essence of this Agreement.

Section 10.8         Binding Effect

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns, provided that this Agreement may not be assigned or novated by any Party without the prior written consent of the other; provided however that Purchaser may assign its rights and obligations hereunder together with its rights under the Equity Commitment Letter to any affiliate; provided further that no such assignment will relieve Purchaser of any liability for any of its obligations hereunder.

Section 10.9         Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 10.10       No Third Party Beneficiaries

Except as provided in Section 6.1, which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned therein,  and except for the rights of the Common Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as mandatory on behalf of the Common Shareholders), this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement. To the fullest extent permitted by Applicable Law, each of the Purchaser and the Company agrees that the stipulations for the benefit of third Persons set out in Section 6.1 shall not be revoked, and that acceptance by such third Persons of such stipulations shall be deemed to have occurred, without prejudice to their right to accept in any other manner, through the fulfilment of their respective duties and functions with the Company or its Subsidiaries until the end of the Business Day following the execution of this Agreement, it being an essential condition of this Agreement that the Persons intended to be beneficiaries of such stipulations shall be entitled to all the rights and remedies available to them thereunder and under Applicable Law.

Section 10.11       Rules of Construction

The Parties to this Agreement waive the application of any Applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 10.12       No Liability

(1)           Notwithstanding anything to the contrary in this Agreement or otherwise, except for the liability of the Equity Sponsor under the Equity Sponsor’ guarantee of certain obligations of the Purchaser hereunder and the liability of the Purchaser under this Agreement, no past, present or future director, officer, partner, shareholder, member, controlling person, affiliate, employee, agent, consultant or other representative of the Purchaser or of the Equity Sponsor or of any of their respective affiliates shall have any personal liability whatsoever under this Agreement or any other document or otherwise in connection with the transactions contemplated hereby. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

(2)           Notwithstanding anything to the contrary in this Agreement or otherwise, but subject to Section 10.12(1), in no event, whether or not this Agreement shall have been terminated, shall the Purchaser or the Equity Sponsors be subject to monetary damages in excess of $50 million in the aggregate (inclusive of the Break-Up Fee, if available pursuant to Section 10.5(4)) for all losses arising from or in connection with breaches by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement or arising from or in connection with any other claim or cause of action. The right to receive such damages or, if available pursuant to Section 10.5(4), the Break-Up Fee, shall be the sole and exclusive remedy of the Company and its affiliates against the Purchaser or the Equity Sponsor arising from or in connection with breaches by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement or arising from or in connection with any other claim or cause of action.

(3)           Notwithstanding anything to the contrary in this Agreement or otherwise, but subject to Section 10.6, in no event, whether or not this Agreement shall have been terminated, shall the Company or any of its affiliates be subject to monetary damages in excess of $30 million in the aggregate (inclusive of the Termination Fee, if available pursuant to Section 10.5(2)) for all losses arising from or in connection with breaches by the Company of its representations, warranties, covenants or agreements contained in this Agreement or arising from or in connection with any other claim or cause of action, and upon payment to the Purchaser of such damages or the Termination Fee in accordance with this Agreement, if available, the Company shall have no further liability or obligation to the other Parties or otherwise relating to or arising out of this Agreement or the transactions contemplated hereby.

Section 10.13       Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 10.14       Counterparts, Execution

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AXCAN PHARMA INC.

By:	(s) Dr. Frank Verwiel
Authorized Signing Officer

By:	(s) Steve Gannon
Authorized Signing Officer

ATOM INTERMEDIATE HOLDINGS INC.

By:	(s) Todd Sisitsky
Authorized Signing Officer

By:	(s) Geoff Lieberthal
Authorized Signing Officer

SCHEDULE “A”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1            Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, the following terms shall have the following meanings:

“affiliate” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to amendments or variations thereto made in accordance with Section 10.2 of the Arrangement Agreement, Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of November 29, 2007 between the Purchaser and the Company (including the Schedules thereto) as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered a the Company Meeting;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

“Business Day” means a day, other than a Saturday, a Sunday or other day on which commercial banks in Montréal, Québec, or New York, New York are closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Common Shareholders” means the registered or beneficial holders of Common Shares, as the context requires;

“Common Shares” means the common shares in the capital of the Company, as currently constituted;

“Company” means Axcan Pharma Inc., a corporation existing under the laws of Canada;

 “Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Consideration” means an amount of US$23.35 in cash per Common Share, subject to Section 5.5 of the Arrangement Agreement;

“Court” means the Québec Superior Court;

“Depositary” means Computershare Investor Services Inc.;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 3.1 hereof;

“DSUs” means deferred share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means • a.m. (Montréal time) on the Effective Date;

“Exchange” or “Exchanges” means the Toronto Stock Exchange and/or the NASDAQ Global Select Market, as applicable;

“Exchange Rate” means the Bank of Canada published rate of exchange for United States dollars at noon on the day prior to the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Governmental Authority” means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchanges;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be mailed to Common Shareholders, and holders of Options, DSUs and RSUs, as applicable, by the Company for use in connection with the Arrangement;

“Lien” means, with respect to any property or asset, any mortgage, lien, hypothec, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset;

“Option” means an option to purchase one Common Share under any of the Stock Option Plans;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with Section 10.2 of the Arrangement Agreement or the provisions hereof or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Atom Intermediate Holdings Inc., a corporation existing under the laws of Delaware, and its permitted assigns pursuant to the terms of the Arrangement Agreement;

“RSUs” means restricted share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“Stock Option Plans” means, collectively, the Company’s Stock Option Plan and the Company’s 2006 Stock Incentive Plan and any other existing stock option plan of the Company, in each case as amended from time to time; and

“Taxes” means (a) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Authority, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, social security, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, harmonized sales, business license, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, product, capital, transfer, escheat, environmental, stamp, document, franchise, non-resident withholding, customs, payroll, recapture, employment, health fund, disability, severances, excise and property duties and taxes, and other taxes, duties, assessment of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, and any interest in respect of such penalties and additions, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause

(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by contract or otherwise.

Section 1.2            Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, the terms “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Section 1.3            Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” or “US$” refers to U.S. dollars.

Section 1.4            Interpretation

Unless the subject matter or context otherwise requires, words importing the singular shall include the plural and vice versa and words importing gender shall include all genders. Whenever the words “include”, “includes” or “including” are used in this Plan of Arrangement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

Section 1.5            Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

Section 1.6            Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

Section 1.7            Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montréal, Québec) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

Section 2.1            Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

Section 2.2            Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time, on Purchaser, the Company, the Common Shareholders (including those described in Section 3.1), and all holders of Options, DSUs and RSUs.

Section 2.3            Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order, without any further authorization, act or formality:

(a)           at the Effective Time, each Option granted and outstanding immediately prior to the Effective Time, other than those held by the Purchaser or any of its affiliates, shall, without any further action by or on behalf of any holder of such Option, be deemed to be vested and transferred by the holder thereof to the Company and cancelled in exchange for a cash amount equal to the Consideration less the exercise price in respect of such Option (converted at the Exchange Rate for United States dollars, as applicable);

(b)           five minutes following the step contemplated in Section 2.3(a), the Common Shares held by the dissenting Common Shareholders in respect of which such dissenting Common Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in Article 3;

(c)           at the time of the step contemplated in Section 2.3(b), each Common Share outstanding immediately prior to the Effective Time and not held by a dissenting Common Shareholder shall be transferred by the holder thereof to Purchaser in exchange for a cash amount equal to the Consideration;

(d)           five minutes following the steps contemplated in Section 2.3(b) and (c), all vested and unvested DSUs will be deemed to be vested and will, without any further action by the holder of the DSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to the Consideration per DSU; and

(e)           at the time of the step contemplated in Section 2.3(d), all vested and unvested RSUs will be deemed to be vested and will, without any further action by the holder of the RSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to the Consideration per RSU, provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

Section 2.4            Effect

With respect to each Common Shareholder (other than a dissenting Common Shareholder), holder of Options, DSUs and RSUs, as the case may be, on the Effective Date:

(a)           at the time of the step contemplated in Section 2.3(a), with respect to each Option other than those held by the Purchaser or any of its affiliates, the holder of such Option will cease to be the holder of such Option, will cease to have any rights as a holder in respect of such Option or under the Company’s Stock Option Plan, and such holder’s name will be removed from the registers of Options with respect to the Company’s Stock Option Plans;

(b)           at the time of the step contemplated in Section 2.3(b), with respect to each Common Share transferred pursuant to Section 2.3(b) or Section 2.3(c):

(i)            the holder of such Common Share will cease to be the holder of such Common Share;

(ii)           the name of each such holder will be removed from the register of holders of Common Shares; and

(iii)          ownership of such Common Share will be transferred to the Purchaser, and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares free and clear of any Liens and will be entered in the register for the Common Shares as the sole holder thereof, and the former holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share;

(c)           at the time of the step contemplated in Section 2.3(d), the Company’s 2006 Incentive Plan shall be cancelled.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1            Rights of Dissent

Common Shareholders may exercise rights of dissent in connection with the Arrangement with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA as the same may be modified by this Section 3.1 (the “Dissent Rights”), the Interim Order and the Final Order. Notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company no later that 5:00 p.m. on the Business Day immediately preceding the Company Meeting. Common Shareholders who duly exercise such Dissent Rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have irrevocably transferred such Common Shares to the Purchaser pursuant to Section 2.3(b) without any further act or formality and free and clear of all Liens, with Purchaser being obligated to pay such Common Shareholders in consideration therefor the fair value of such Common Shares, determined as of the close of business on the day before the Arrangement Resolution is adopted. Common Shareholders who exercise, or purport to exercise, Dissent Rights and who for any reason are ultimately not entitled to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a Common Shareholder that has not exercised Dissent Rights, as at and from the time specified in Section 2.3(c), but in no case shall the Company, Purchaser or any other Person be required to recognize such Common Shareholders as holders of Common Shares after the time set out in Section 2.3(b) and (c), and the names of such Common Shareholders shall be deleted from the register of Common Shareholders at the time set out in Section 2.4(b).

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1            Payment of Consideration

(a)           Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, Purchaser shall deposit sufficient cash with the Depositary for the benefit of Common Shareholders entitled to amounts under the transactions described in Section 2.3(c). As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor the cash which such Common Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)           Until surrendered as contemplated by Section 4.1(a), each certificate which immediately prior to the Effective Time represented Common Shares shall be deemed after the time set out in Section 2.3(c), to represent only the right to receive upon such surrender a cash payment, out of the cash deposited pursuant to Section 4.1(a), in lieu of such certificate as contemplated in Section 4.1(a), less any amounts withheld pursuant to Section 4.4. For greater certainty, as of the Effective Time, a Common Shareholder’s right to receive cash under the Arrangement shall be satisfied only out of the amount deposited pursuant to Section 4.1(a) and such Common Shareholder shall have no further right or claim as against Purchaser or the Company except to the extent the cash deposited by Purchaser is insufficient to satisfy the amounts payable to the Common Shareholders.

(c)           Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, Purchaser shall cause sufficient cash to be deposited with the Depositary required to satisfy the payment obligations pursuant to Section 2.3(a), Section 2.3(d) and Section 2.3(e). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(d)           As soon as practicably following the later of the Effective Date and the delivery to the Depositary by or on behalf of a former holder of any Option, DSUs or RSUs of a duly completed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the former holder of any Option, DSUs or RSUs, as reflected on the registers maintained by or on behalf of the Company in respect of the Options, or in the books and records of the Company in connection with the DSUs and the RSUs, as the case may be, will be entitled to receive the cash payment which such former holder is entitled to receive pursuant to Section 2.3(a), Section 2.3(d) and Section 2.3(e), as the case may be, less any amounts withheld pursuant to Section 4.4.

Section 4.2            Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Purchaser in such sum as Purchaser may direct, or otherwise indemnify Purchaser and the Company in a manner satisfactory to Purchaser and the Company, against any claim that may be made against Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3            Extinction of Rights

If (i) any former holder of Common Shares that are acquired by Purchaser pursuant to Section 2.3(c) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to received pursuant to Section 2.3(c), or (ii) any former holder of any Option, DSU or RSU fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to Section 2.3(a), Section 2.3(d) and Section 2.3(e), as the case may be, in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Purchaser any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares will represent only the right to receive from the Depositary the consideration provided in this Plan of Arrangement; provided that such certificates will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Purchaser and will be cancelled. Neither the Company or the Purchaser will be liable to any Person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 4.4            Withholding Rights

Each of the Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from the consideration otherwise payable under the Arrangement Agreement and this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) to any holder of Common Shares, Options, DSUs, or RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the holder of the Common Shares, Options, DSUs or RSUs, in respect of which such deduction and withholding was made by the Purchaser, the Depositary or the Company, as the case may be.

ARTICLE 5
AMENDMENTS

Section 5.1            Amendments to Plan of Arrangement

(a)           The Company may amend, modify and/or supplement this Plan of

Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Common Shareholders if and as required by the Court.

(b)           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that Purchaser shall have consented thereto acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Purchaser (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by the Common Shareholders voting in the manner directed by the Court.

(d)           Any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time prior to the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Common Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1          Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE “B”
SPECIAL RESOLUTION

BE IT RESOLVED THAT:

1.             The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Axcan Pharma Inc, (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated [•], 2007 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the terms and conditions of the arrangement agreement (the “Arrangement Agreement”) made as of November •, 2007 between the Company and [•], as amended), is hereby authorized, approved and adopted.

2.             The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”), the full text of which is set out in Appendix “•“ to the Circular, is hereby authorized, approved and adopted.

3.             The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.             The Company be and hereby is authorized to apply for a final order from the Québec Superior Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.             Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Québec Superior Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and related transactions.

6.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE “C”
REGULATORY APPROVALS

•              HSR Approval

•              Competition Act Compliance

Compliance with the Competition Act with respect to the transactions contemplated by this Agreement in any one of the following manners:

(a)           the issuance of an advance ruling certificate by the Commissioner pursuant to section 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement; or

(b)           Purchaser and the Company have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived; or

(c)           the obligation to give the notice required under section 114 of the Competition Act has been waived pursuant to subsection 113(c) of the Competition Act,

and, in the case of (b) or (c) above, Purchaser has been advised in writing by the Commissioner or a person duly authorized by the Commissioner that the Commissioner has determined that grounds do not exist, at that time, for her to make an application to the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any material terms and conditions attached to any such advice would not adversely materially affect Purchaser in the sole discretion of Purchaser, acting reasonably, and such advice has not been rescinded or amended.

•              Investment Canada Act Approval

The Minister under the Investment Canada Act (the “Minister”) shall have sent a notice pursuant to subsection 21(1) of that Act to the Purchaser, on terms and conditions satisfactory to the Purchaser, stating that the Minister is satisfied that the Arrangement is likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under subsection 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to subsection 21(2) of the Investment Canada Act, to be satisfied that the Arrangement is of net benefit to Canada.

SCHEDULE “D”
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)           Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Canada and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. The Company is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of the Company Circular and the approval by Common Shareholders in the manner required by the Interim Order and Applicable Laws and approval by the Court. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms. The Board has (i) determined that the Arrangement is fair and in the best interests of the Company and (ii) resolved, subject to Section 5.2(6), to recommend that the Common Shareholders vote in favour of the Arrangement and such resolutions are effective and unamended as of the date hereof.

(c)           Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and the Plan of Arrangement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Authority other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws, stock exchange rules and policies; and (vi) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)           Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of amalgamation or by-laws of the Company or the constating documents of any of its Subsidiaries, (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon the Company or any of its Subsidiaries or affecting any of their respective assets or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. True and complete copies of the articles of amalgamation and by-laws of the Company as currently in effect have been delivered to Purchaser and the Company has not taken any action to amend or succeed such documents.

(e)           Capitalization. The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the close of business on November 28, 2007, (i) there were issued and outstanding 55,374,561 Common Shares and no preferred shares were issued and outstanding, (ii) an aggregate of 2,683,850 Common Shares were issuable upon the exercise of all outstanding Options and all salary reductions under the Employee Stock Purchase Plan, and (iii) an aggregate of 27,275.32 DSUs and 201,025 RSUs were issued and outstanding. The Company Disclosure Letter sets forth a complete list of all holders of Options, DSUs and RSUs. Except with respect to these options, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any shares or other securities of the Company (including Common Shares and preferred shares) or any of its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Company (including Common Shares and preferred shares) or any of its Subsidiaries. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and nonassessable, (and no such shares have been issued in violation of any preemptive or similar rights) and all Common Shares issuable upon the exercise of rights under the Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. No Common Shareholder is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. There are no outstanding contractual or other obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a Subsidiary.

(f)            Subsidiaries. The Company Disclosure Letter sets forth the following information with respect to each Subsidiary of the Company: (i) its name; (ii) as of the date of this Agreement, the number, type and principal amount, as applicable, of its outstanding equity securities and debt instruments and a list of registered and, if known, beneficial holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary of the Company is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries, free and clear of any Liens. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the equity interests owned by the Company, directly or indirectly, by any Subsidiary of the Company, neither the Company nor any Subsidiary of the Company owns, beneficially or of record, any equity interest of any kind in any other Person.

(g)           Securities Laws Matters.

(i)            The Company is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial Securities Laws and is not in default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the Company Current Public Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. The Company has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by the Company with the Securities Authorities since December 31, 2005, where the failure to timely file would reasonably be expected to have a Material Adverse Effect. The Company has not filed any confidential material change reports with the Securities Authorities which at the date hereof remain confidential. The Company has made all certifications and statements required by the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Company’s filings pursuant to the 1934 Act, as amended and statements contained on such certifications and statements are complete and correct, and the Company is otherwise in compliance with all applicable provisions of the Sarbanes Oxley Act.

(ii)           The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of the Sarbanes Oxley Act for the year ended September 30, 2006 and such assessment concluded that such controls were effective.

(iii)          The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting. Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP and in accordance with all other legal and accounting requirements applicable to the Company. The Company has not identified significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and which have not been appropriately and adequately remedied by the Company (as certified by the Company’s independent accountants). There has not been any fraud, whether or not material, that involves or involved management or other employees who have or had a significant role in internal controls.

(h)           Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company Current Public Disclosure Record complied in all material respects as of their respective dates with all applicable accounting requirements and rules and regulations and fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries and their consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

(i)            Absence of Certain Changes. Since September 30, 2006, other than the transactions contemplated in this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices; (ii)  as of the date of this Agreement there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect that has not been disclosed in the Company Filings; (iii) there has not been any change in the accounting practices used by the Company and its Subsidiaries. Without limiting the generality of the foregoing, since September 30, 2007, neither the Company nor any Subsidiary thereof has taken or omitted to take any action that, if taken or omitted to be taken between the date hereof and the Effective Time, would be prohibited by Section 5.1.

(j)            No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries required by GAAP to be reflected on a balance sheet or in the notes thereto, other than:  (i) liabilities or obligations to the extent reflected in the Company Balance Sheet or in the notes thereto or in the Company Filings; (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2006; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)           Compliance with Laws. The Company and each of its Subsidiaries and their respective assets is, and since September 30, 2005 has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(l)            Regulatory Compliance.

(i)            Since September 30, 2006, neither the Company nor any of its Subsidiaries has voluntarily or involuntarily initiated, conducted, or issued any recall, market withdrawal, safety alert, warning, “dear doctor” letter, investigator notice, or other notice relating to an alleged material lack of safety or efficacy of any manufactured, packaged, labelled, imported, exported, stored, distributed, sold (whether or not for consideration), advertised or marketed product of the Company or any of its Subsidiaries that would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries are currently contemplating such actions.

(ii)           Except as would not have, or reasonably be expected to have, a Material Adverse Effect, all material approvals, registrations, authorizations, clearances, reports, documents, claims and notices required to be filed, maintained, or furnished to any Regulatory Authority by the Company or any of its Subsidiaries with respect to products that are currently manufactured, packaged, labelled, imported, exported, stored, distributed, sold (whether or not for consideration), advertised or marketed have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(iii)          The Company and all of its Subsidiaries are in material compliance with all Applicable Law (including laws regarding the manufacturing, packaging, labelling, importation, export, storage, distribution, sale, advertising, marketing pricing of the currently marketed products of the Company), regulatory or warning letters, notices of adverse findings, and any other similar letters or notices issued by any Regulatory Authority as well as with all terms and conditions imposed in any licenses, permits or approvals issued in respect of the products of the Company. Since September 30, 2005, neither the Company nor any of its Subsidiaries have received notice of any threatened or pending investigation, hearing, finding of deficiency or non-compliance, adverse inspection report, penalty, fine, sanction, request for recall, relabeling or other remedial action, audit or other regulatory action (other than non-material routine or periodic inspections or reviews) by any Regulatory Authority against any of the Company, its Subsidiaries or, with respect to the currently or heretofore marketed products of the Company, to the knowledge of the Company, any person that manufactures, packages, labels, imports, exports, stores, distributes or sells such products of the Company or its Subsidiaries pursuant to a commercialization, manufacturing, supply or other collaboration arrangement with the Company or any of its Subsidiaries by any Regulatory Authority which would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)          The Company and its Subsidiaries have not received any information (e.g. adverse event reports or complaints) and are otherwise not aware of any information that may result in regulatory action by any Regulatory Authority, which would reasonably be expected to have a Material Adverse Effect.

(v)           To the knowledge of the Company, the manufacture of the currently marketed products of the Company and its Subsidiaries is being conducted in material compliance with current “good manufacturing practices” as defined by the applicable Regulatory Authority.

(vi)          None of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective agents or subcontractors, has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by any Regulatory Authority, and there are no proceedings pending or threatened that reasonably might be expected to result in criminal liability or debarment or disqualification by any Regulatory Authority.

(vii)         All studies, tests, and preclinical and clinical trials being conducted by the Company or its Subsidiaries are being conducted in material compliance with Applicable Laws, experimental protocols, procedures and controls pursuant to generally accepted professional scientific standards, “good laboratory practices,” as applicable, and “good clinical practices” as defined by the applicable Regulatory Authority. Neither the Company nor its Subsidiaries have received any written notices from any Regulatory Authority requiring the termination, suspension, or material modification of any clinical trials conducted by the Company or its Subsidiaries since September 30, 2006.

(viii)        As at the date of this Agreement, the Company has made available to Purchaser copies of all (i) material warning letters and untitled letters, notices of adverse findings and similar correspondence received since September 30, 2006, (ii) material 483s and other audit reports performed since September 30, 2006 and (iii) material documents concerning any material oral or written communication received from the FDA since September 30, 2006. The Company has provided to Purchaser all material FDA correspondence and minutes from meetings with respect to the developmental and material currently marketed products of the Company and its Subsidiaries, whether in person, by telephone, or otherwise, with FDA since September 30, 2006.

(m)          Litigation. As of the date hereof, there is no action, suit, claim, grievance, investigation, proceeding, order, decree or injunction pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or any of their current or former Owned Real Property or Leased Real Property before any Governmental Authority, that, if adversely determined, would be reasonably expected to have a liability of, individually or in the aggregate, $25 million.

(n)           Taxes. All material Returns required by Applicable Laws to be filed with or provided to any Governmental Authority or other Person by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Laws (taking into account any applicable extensions), and all such material Returns are, or shall be at the time of filing, true and complete , except for such failures to so file, or for failures of such returns to be true and complete that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries have paid (or have had paid on their behalf) to the appropriate Governmental Authority all material Taxes due and payable, other than those Taxes being contested in good faith, or, where payment is not yet due, except for such Taxes as do not in the aggregate constitute a material amount. The Company and each of its Subsidiaries have established (or have had established on their behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes which are not yet due and payable through the end of the last period for which the Company ordinarily record items on their respective books. There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(o)           Employee Plans.

(i)            The Data Room contains, and the Company Disclosure Letter lists, up-to-date, complete and accurate copies of all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company and/or its Subsidiaries, consultants or former consultants of the Company and/or its Subsidiaries, Company Employees or former Company Employees, which are maintained by, contributed to, or binding upon the Company or any Subsidiary thereof or in respect of which the Company or any Subsidiary thereof has any actual or potential liability (collectively, the “Employee Plans”). The Company has made available to the Purchaser all governmental filings, determination or opinion letters, if any, regarding the tax qualified status of any pension or retirement plans, all actuarial reports, financial statements and employee booklets in respect of each Employee Plan and all funding agreements, policies and arrangements, to the extent funded or insured for the Employee Plans.

(ii)           All of the Employee Plans are and have been established, registered, qualified, administered, funded and invested, in all material respects, in accordance with all Applicable Laws, and in accordance with their terms and the terms of agreements between the Company or any of its Subsidiaries and the Company Employees and former Company Employees who are members of, or beneficiaries under, the Employee Plans.

(iii)          All current obligations of the Company and any of its Subsidiaries regarding the Employee Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by the Company or its Subsidiaries, as applicable, under the terms of each Employee Plan or by Applicable Laws in respect of the Employee Plans have been made in a timely fashion in accordance with Applicable Laws in all material respects and in accordance with the terms of the applicable Employee Plan. As of the date hereof, no currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any Subsidiary from any applicable Governmental Authority in respect of any Employee Plan that is a pension or retirement plan.

(iv)          To the knowledge of the Company, no Employee Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Authority, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Employee Plan required to be registered or qualified.

(v)           To the knowledge of the Company, no event has occurred regarding any Employee Plan that would result in the revocation of the registration of such Employee Plan or entitle any Person (without the consent of the Company) to wind-up or terminate any Employee Plan, in whole or in part, or which could reasonably be expected to adversely affect the tax status thereof or create a material liability to the Company or any of its Subsidiaries if such Employee Plan were terminated, in whole or in part.

(vi)          Neither the Company nor any of its Subsidiaries have received any payments of surplus out of any Employee Plan and there have been no improper withdrawals or transfers of assets from any Employee Plan other than such payments, withdrawals or transfers which would not have, or reasonably be expected to have, a Material Adverse Effect.

(p)           Collective Agreements. The Company Disclosure Letter sets forth a complete list of all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its Subsidiaries (collectively, the “Collective Agreements”), and neither the Company nor any of its Subsidiaries is in violation of any of its material obligations under such agreements. To the knowledge of the Company, there are no outstanding material labour tribunal proceedings of any kind or other event of any nature whatsoever, including any proceedings which could result in certification of a trade union as bargaining agent for any Company Employees not already covered by a Collective Agreement. To the knowledge of the Company, there are no apparent union organizing activities involving Company Employees not already covered by a Collective Agreement. Neither the Company nor any of its Subsidiaries currently has any material unresolved grievances or material pending arbitration cases outstanding under any Collective Agreement. Except for those locations and Company Employees covered by the Collective Agreements, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Company or any of its Subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of the Company, none of the Company or any of the Subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past five years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Company or any of its Subsidiaries that might materially affect the value of the Company or any of the Subsidiaries or lead to an interruption of their respective operations at any location. None of the Company or any of the Subsidiaries has engaged in any plant closing or lay-off activities within the past five years that would violate or in any way subject the Company or any of the Subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards legislation.

(q)           Environmental Matters. Except as would not have or reasonably be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:  (i) no written notice, claim, order, complaint or penalty has been received by the Company alleging that the Company or any of its Subsidiaries are in violation of, or have any liability or potential liability under, any Environmental Law or Environmental Permit, and, to the Company’s knowledge, there are no judicial, administrative or other actions, suits, proceedings, orders, decrees or judgments unresolved, pending or threatened which allege a violation by the Company of any Environmental Laws; (ii) the Company has all environmental permits necessary for their operations to comply with all Environmental Laws; and (iii) the operations of the Company and its Subsidiaries are and have been in compliance in all material respects with all required or applicable Environmental Laws and Environmental Permits.

(r)            Real Property. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the real or immovable property purported to be owned by the Company or its Subsidiaries, all of which is listed in the Company Disclosure Letter (the “Owned Real Property”), (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Liens, except for Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein. With respect to the real or immovable property leased, subleased or occupied by the Company or its Subsidiaries, all of which is listed in the Company Disclosure Letter (the “Leased Real Property”), (i) the lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been made available by the Company to the Purchaser, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, and (ii) no third party has repudiated or has the right to terminate or repudiate such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Company, no counterparty to any foregoing lease, sublease or occupancy agreement is in material default thereunder.

(s)           Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t)            Intellectual Property. The Company Disclosure Letter sets forth a true and complete list of (i) all domestic and foreign registrations of and applications for patents and trademarks owned by the Company and the expiration dates and/or the renewal dates thereof; and (ii) all in-bound and out-bound Intellectual Property licenses (including software) which, in each case, is material to the business of the Company as currently conducted (and to the extent exclusively licensed to the Company, (“Company Exclusively Licensed IP”). The Company Disclosure Letter need not include any licenses for click-wrap, shrink-wrap, off-the-shelf software or other software which is generally available and costs less than US$50,000 to obtain. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the knowledge of the Company, the Company and its Subsidiaries are the sole and exclusive beneficial and record owners of all of the Intellectual Property owned by the Company and all Intellectual Property owned by the Company is valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally); (ii) to the knowledge of the Company, no holding, decision, or judgment has been rendered in any action or proceeding before any court or administrative authority denying the validity of, the Company’s right to register, or the Company’s rights to own or use, any Intellectual Property owned or licensed by the Company or Company Exclusively Licensed IP; (iii) to the knowledge of the Company, no third party is infringing upon the Intellectual Property owned or licensed by the Company or Company Exclusively Licensed IP; and (iv) to the knowledge of the Company, the Company in the conduct of its business and the manufacture, use and sale of its products and services is not infringing upon the Intellectual Property rights of any third party.

(u)           Material Contracts. As of the date of this Agreement, the Data Room contains up-to-date, complete and accurate copies of every contract entered into by the Company that constitutes a Material Contract. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract, (ii) as of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract and (iii) each Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and is in full force and effect in accordance with its terms.

(v)           Indebtedness. Except for indebtedness for borrowed money and similar obligations owing by one Subsidiary of the Company to the Company or any Subsidiary of the Company or by the Company to a Subsidiary of the Company, as of the date hereof, the Company Disclosure Letter sets forth a true and complete list of all of the outstanding indebtedness for borrowed money, capital leases, obligations under hedging arrangements, letters of credit and similar obligations of, and all the outstanding guarantees of indebtedness for borrowed money, capital leases, letters of credit and similar obligations of any Person by, the Company and each of its Subsidiaries, representing, individually, an obligation in excess of $5 million.

(w)          Foreign Private Issuer. The Company is, and has been since September 30, 2006, a foreign private issuer (as defined in Rule 3b-4 under the 1934 Act).

(x)            Insurance. Each of the Company and its Subsidiaries is, and has been continuously since September 30, 2006, insured by reputable insurers. A summary of the current insurance coverage is set out in the Company Disclosure Letter. The insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms and the Company and its Subsidiaries are not in material default under the terms of any such policy.

(y)           Opinion of Financial Advisor. The Board has received the Merrill Opinion to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions set forth in the written Merrill Opinion, the Consideration is fair from a financial point of view to the Common Shareholders.

(z)            Finders’ Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

SCHEDULE “E”
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)           Corporate Existence and Power. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of Canada and has not carried on any active business prior to the date of this Agreement other than activities in connection with this Agreement, the documents ancillary hereto and the transactions contemplated hereby and thereby.

(b)           Corporate Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby are within the corporate powers of the Purchaser and have been duly authorized, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

(c)           Governmental Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws; and (vi) any actions or filings the absence of which would not reasonably be expected to materially or adversely impair the ability of the Purchaser to complete the transactions contemplated by the Agreement on or prior to the Outside Date.

(d)           Non-Contravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of the Purchaser, (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled under any provision of any material contract to which the Purchaser is a party or by which it or any of its properties or assets may be bound; or (iv) result in the creation or imposition of any Lien on any material asset of the Purchaser, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to materially impede or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

(e)           Litigation. As of the date of this Agreement, there is no action, suit, claim, arbitration, investigation or proceeding pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated hereby.

(f)            Sufficient Funds. Prior to the execution and delivery of this Agreement, the Purchaser has delivered to the Company true and complete copies of the following commitment letters, which are unamended as of the date of this Agreement, evidencing: (i) the availability of committed credit facilities pursuant to an executed commitment letter (the “Commitment Letter”) dated November 29, 2007 made by Bank of America, N.A., Bank of America Bridge LLC, Bank of America Securities LLC, HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. (collectively the “Lenders”) in favour of the Purchaser, and (ii) equity commitments pursuant to an executed equity commitment letter (the “Equity Commitment Letter”) dated November 29, 2007 made by TPG Partners V, L.P. (the “Equity Sponsor”) in favour of the Purchaser pursuant to which the Lenders, in the case of the Commitment Letter, and the Equity Sponsor, in the case of the Equity Commitment Letter, have committed to provide the Purchaser with debt and equity financing in the amounts of $750 million and $520 million, respectively, subject to the terms thereof. The commitments described in the Commitment Letter and the Equity Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Purchaser, the Equity Sponsor and the Lenders, no amendment or modification to either the Commitment Letter or the Equity Commitment Letter is contemplated, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Commitment Letter or the Equity Commitment Letter, respectively. As of the date hereof, assuming the accuracy of all of the representations and warranties of the Company in this Agreement (including as set forth on Schedule ”D” and compliance by the Company with its obligations under this Agreement, the Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any condition of closing of the financing to be satisfied by it contained in the Commitment Letter or the Equity Commitment Letter and is not aware of any fact, occurrence or condition that may cause either of such financing commitments to terminate or be ineffective or any of the conditions of closing of such financings not to be met or of any impediment to the funding of the cash payment obligations of the Purchaser under the Arrangement. Assuming the financing contemplated in the Commitment Letter and the Equity Commitment Letter is funded in accordance with the terms and conditions set forth therein, the accuracy of all of the representations and warranties of the Company in this Agreement (including as set forth on Schedule “D”) and the satisfaction of the conditions set forth in Section 8.1 and Section 8.2 hereof, the net proceeds contemplated by the Commitment Letter and the Equity Commitment Letter, together with unrestricted cash of the Company and its Subsidiaries, will in the aggregate be sufficient for the Purchaser to pay the aggregate Consideration to be paid pursuant to the Arrangement and any other amounts required to be paid by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses.

(g)           Security Ownership. None of the Purchaser or any of the Purchaser Parties beneficially owns any securities of the Company or any of its affiliates.

(h)           Guarantee. Concurrently with the execution of this Agreement, the Purchaser has caused the Equity Sponsor to execute and deliver to the Company a limited guarantee of the obligations of the Purchaser hereunder, which guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Equity Sponsor, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Equity Sponsor under such guarantee.

(i)            Finders’ Fees. Except for fees that will be paid by the Purchaser and/or the Purchaser Parties, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any of the Purchaser Parties who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.